UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:             December 31, 2014
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THRIFT INCENTIVE STOCK PURCHASE PLAN FOR CERTAIN
EMPLOYEES OF CULLEN/FROST BANKERS, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CULLEN/FROST BANKERS, INC.
100 W. Houston Street
San Antonio, TX 78205
Telephone Number: (210) 220-4011

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.
Financial Statements

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of
Cullen/Frost Bankers, Inc.
We have audited the accompanying statements of financial condition of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. (the Plan) as of December 31, 2014 and 2013, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. at December 31, 2014 and 2013, and the results of operations and changes in plan equity for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
San Antonio, Texas
March 25, 2015

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.
Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$—	$3,074
Total assets	$—	$3,074
Liabilities and Plan Equity
Liabilities
Benefits payable	$—	$3,074
Total liabilities	—	3,074
Plan equity	—	—
Total liabilities and plan equity	$—	$3,074
See accompanying Notes to Financial Statements.

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.
Statements of Income and Changes in Plan Equity
Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Additions to plan equity attributed to:
Employer contributions	$144,894	$139,320	$124,740
Employee contributions	144,894	139,320	124,740
Dividend and interest income	1,782	1,863	1,758
Net realized gain on sale of investments and appreciation on	—	12,977	—
in-kind transfers of investments to participants
Total additions	291,570	293,480	251,238
Deductions from plan equity attributed to:
Benefit payments	261,163	293,480	243,728
Net realized loss on sale of investments and depreciation on	30,407	—	7,510
in-kind transfers of investments to participants
Total deductions	291,570	293,480	251,238
Net change in plan equity	—	—	—
Plan equity at beginning of year	—	—	—
Plan equity at end of year	$—	$—	$—
See accompanying Notes to Financial Statements.

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.
Notes to Financial Statements
Note 1 - Significant Accounting Policies
Basis of Presentation. The financial statements of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. (the “Plan”) are presented on the accrual basis of accounting. Cullen/Frost Bankers, Inc. and its affiliates are hereinafter referred to collectively as the “Corporation.”
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investments. All contributions to the Plan are invested in the common stock of Cullen/Frost Bankers, Inc. (“Cullen/Frost”), which is purchased at fair value based on quoted market prices as of the purchase date. The Plan also invests, temporarily, in money market mutual funds. Investments are stated at fair value based on quoted market prices on the valuation date. Purchases and sales of securities are recorded on the settlement date, which generally does not materially differ from the trade date. The cost of a specific security sold or transferred in-kind is used to compute realized gains and losses on the sale or transfer of investments. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Administrative Expenses and Related-Party Transactions. Certain administrative functions are performed by employees of the Corporation; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by the Corporation.
Note 2 - Description of the Plan
General. The Plan is a nonqualified contributory plan. In addition to the Plan, the Corporation maintains The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the “401(k) Plan”). The Plan covers employees who have been designated by the Corporation as eligible for participation under the Plan. It is the intent of the Plan to provide current compensation that is reasonably comparable to other benefits the participant would be able to receive during a relevant plan year under the 401(k) Plan if it were not for limitations imposed by certain sections of the Internal Revenue Code (the “Code”).
Contributions. For each plan year, each active participant is eligible to contribute an amount equal to 6% of their compensation in excess of the maximum annual compensation limit in effect under Code section 401(a)(17)(A) for the plan year. Further, each participant who also participates in the 401(k) Plan will be assumed to have made pre-tax deferrals equal to the Code section 402(g) limit in effect for that plan year. The administrative committee of the Corporation determines at such times as the Code limitations are applied under the 401(k) Plan. The Plan is not designed to provide deferred compensation and is intended to be exempt from Section 409A of the Code.
For each plan year, the Corporation makes contributions equal to 100% of any participant’s after-tax contributions to the Plan for the respective plan year.
Vesting. Participants are immediately vested 100% in their accounts, which are distributed to each participant annually.
Investment Options. All contributions under the Plan from both the participants and the Corporation are invested in the common stock of Cullen/Frost.
Payment of Benefits. In general, all Plan equity is distributed on an annual basis by the end of each plan year, including dividend and interest income and net unrealized appreciation/(depreciation) in fair value of investments earned during the year. Assets are transferred into brokerage and checking accounts in the names of each individual participant.
Plan Termination. Although it has not expressed any present intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

Note 3 - Investments
At December 31, 2013, investments included $3,074 invested in a money market mutual fund. This amount was distributed in 2014.
The Plan’s investments in common stock of Cullen/Frost depreciated in value by $30,407 in 2014, appreciated in value by $12,977 in 2013, and depreciated in value by $7,510 in 2012. These amounts are reported as net realized gain/loss on sale of investments and appreciation/depreciation on in-kind transfers of investments to participants in the Plan’s financial statements as the common stock is transferred at cost at the end of each plan year. A summary of net realized gain/loss on sale of investments and appreciation/depreciation on in-kind transfers of investments is as follows:

	2014	2013	2012
Aggregate proceeds	$258,952	$290,421	$240,958
Less: Aggregate cost	(289,359)	277,444	248,468
Net realized gain/(loss) on sale of investments and appreciation/	$(30,407)	$12,977	$(7,510)
(depreciation) on in-kind transfers of investments to participants
Note 4 - Income Tax Status
The Plan is not subject to federal income taxes as all contributions to the Plan and earnings are fully vested and treated as taxable to the employee. All employee contributions to the Plan are made on an after-tax basis. Employer contributions to the Plan are not deferred and therefore are included in the employee’s taxable income.

Note 5 - Fair Value Measurements
ASC Topic 820, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC Topic 820 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.
Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.
All investments held by the Plan during the reported periods were considered Level 1 investments under the fair value hierarchy of Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” as fair value is based on quoted prices in active markets.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.

Date: March 25, 2015	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification